

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Enrique Klix
Chief Executive Officer
Integral Acquisition Corporation 1
667 Madison Avenue
New York, New York 10065

      Re: Integral Acquisition Corporation 1
            Draft Registration Statement on Form S-1
            Submitted April 9, 2021
            CIK No. 0001850262

Dear Mr. Klix:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 9, 2021

Summary
Limited payments to insiders, page 29

1. We note on page 30 and elsewhere in the prospectus that you will make monthly payments to Enrique Klix, your chief executive officer and chief financial officer, of up to $13,000 until the earlier of the completion of your initial business combination or your liquidation. We note that these payments are atypical in comparison to other blank check companies. Please revise to highlight this fact and state the potential aggregate amount that you will pay this executive through the completion window. Please also disclose the specific services that are covered by these monthly payments, how these monthly payments will be calculated and whether the payments are in exchange for the executive

officer devoting a particular amount of time to the company. Finally, please file the services agreement with this executive officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Risk Factors

Since our sponsor, executive officers and directors will lose their entire investment..., page 58

2.   We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.009 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise your disclosure accordingly.

Our warrant agreement will designate the courts of the State of New York..., page 65

3.   Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Management, page 114

4.   Please ensure that you disclose each person's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example, we note your disclosure on page 120 that Niraj Javeri as a Vice President has fiduciary duties or contractual obligations to Zymergen. See Item 401(e)(1) of Regulation S-K.

Description of Securities

Exclusive Forum for Certain Lawsuits, page 143

5.   Please revise to disclose that there are risks that your exclusive forum provision may limit shareholders' ability to bring a claim in a favorable judicial forum and may also make it more costly for a shareholder to bring a claim. Please also revise the corresponding risk factor on page 68 accordingly.

       You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Irene Paik at 202-551-6553 with any other questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Barry Grossman, Esq.